Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a Q&A for holders of shares of NI Bancshares Corporation restricted stock that describes the treatment of such restricted stock in connection with the proposed merger between First Midwest Bancorp, Inc. and NI Bancshares Corporation.

NI BANCSHARES CORPORATION
EQUITY INCENTIVE PLAN

RESTRICTED STOCK AWARDS - QUESTIONS AND ANSWERS
BACKGROUND AND MERGER
As you are aware, on November 12, 2015, NI Bancshares Corporation (“Company”) entered into a merger agreement to be acquired by First Midwest Bancorp, Inc. (“First Midwest”). It is anticipated that this transaction will close in the first quarter of 2016. You are receiving this communication because you are a holder of outstanding restricted stock awards under one of the Company’s equity incentive plans (“Plan”).
As part of the transaction, Company stockholders will receive, subject to the terms and conditions of the merger agreement, 2.8858 shares of First Midwest common stock and $13.17 in cash for each share of Company common stock (“Merger Consideration”).
The merger agreement specifically addresses what will happen with respect to holders of restricted stock awards under the Plan.
TREATMENT OF RESTRICTED STOCK AWARDS
WHAT WILL HAPPEN TO MY RESTRICTED STOCK AWARDS?
Prior to the closing, the Company will take steps necessary to fully vest all outstanding restricted stock awards and you will become a holder of unrestricted Company common stock with respect to the shares that vest. Then, as a stockholder, you will have the right to receive the Merger Consideration at the same time and in the same manner as all other holders of Company common stock.
WHEN WILL MY RESTRICTED STOCK BECOME VESTED?
We currently anticipate that the vesting acceleration will occur on or about February 28, 2016. This will provide adequate time before the closing to handle the administrative tasks associated with the vesting.
WHAT WILL BE THE TAX TREATMENT TO ME?
The value of the restricted shares on the date of the accelerated vesting will be treated as wages and subject to all applicable tax withholding and reporting. This amount will be reflected on your Form W-2 for 2016. The applicable tax withholding requirements will be handled in the same manner as it has been done in the past.
WHEN WILL I GET PAID THE MERGER CONSIDERATION?
You will receive the Merger Consideration shortly after closing, at the same time and in the same manner as all other holders of Company common stock.
WHAT IF MY RESTRICTED STOCK AWARD IS SCHEDULED TO VEST BETWEEN NOW AND THE CLOSING OF THE MERGER?
If some, or all, of your restricted stock awards are currently scheduled to vest between now and the date of the closing of the merger, you will become a holder of Company common stock with respect to the shares that vest. With respect to those shares, you will be treated as a holder of Company common stock at the time of closing in the same manner as all other holders of Company common stock. Any remaining unvested restricted stock awards will be vested prior to closing as discussed above. Tax withholding with respect to the vesting of any shares of restricted stock prior to the merger shall be handled in the same manner that it has been done in the past.
IF YOU HAVE ANY ADDITIONAL QUESTIONS, PLEASE CONTACT SAMANTHA DAILEY AT (815) 754-7885.
Forward-Looking Statements
The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect new information or events or conditions after the date hereof.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and NI Bancshares Corporation (“NIBA”) might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction between First Midwest and NIBA might not be obtained; credit and interest rate risks associated with First Midwest’s and NIBA’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and NIBA operate or anticipate doing business, may be less favorable than expected; new regulatory or legal requirements or obligations; and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2014, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could impact First Midwest’s business and financial performance and pending or consummated acquisition transactions, including the proposed acquisition of NIBA.
Additional Information for Stockholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and NIBA, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of NIBA, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of NIBA. Stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, NIBA and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at

www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from NIBA upon written request to NI Bancshares Corporation, Attn: Michael A. Cullen, President and Chief Executive Officer, 230 W. State Street, Sycamore, Illinois 60178 or by calling (815) 895-2125.
Participants in this Transaction
First Midwest, NIBA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NIBA stockholders in connection with the proposed transaction between First Midwest and NIBA under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 14, 2015. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.